UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. One)*

Yonkers Financial Corporation
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(Name of Issuer)

Common Stock, Par Value $0.01 per share
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(Title of Class of Securities)

986073 10 4
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(CUSIP Number)

December 31, 2000
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 986073 10 4

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)
Yonkers Financial Corporation Employee Stock Ownership Plan
IRS I.D. No. 13-3870836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable.
NUMBER OF	5	SOLE VOTING POWER
SHARES		140,214
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER

EACH		139,959

REPORTING

PERSON WITH	7	SOLE DISPOSITIVE POWER

		280,173

	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
280,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.57%
12	TYPE OF REPORTING PERSON
EP

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CUSIP NO. 986073 10 4

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
Community Bank, N.A.
IRS I.D. No. 16-1213679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	5	SOLE VOTING POWER
SHARES		140,214
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER

EACH		139,959

REPORTING

PERSON WITH	7	SOLE DISPOSITIVE POWER

		280,173

8		SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
280,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.57%
12	TYPE OF REPORTING PERSON*
BK

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ITEM 1(a)	Name of Issuer:
Yonkers Financial Corporation (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers:
6 Executive Plaza, Yonkers, New York 10701
ITEM 2(a)	Names of Persons Filing:
Yonkers Financial Corporation Employee Stock Ownership Plan (the "ESOP").
Community Bank, N.A., (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.
ITEM 2(b)	Address of Principal Business Office:
The business address of the ESOP is:
6 Executive Plaza, Yonkers, New York 10701
The business address of the Trustee is:
5790 Widewaters Parkway, DeWitt, New York 13214
ITEM 2(c)	Citizenship:
The Trustee is a national bank organized under the laws of the United States of America.
ITEM 2(d)	Title of Class of Securities:
Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 986073 10 4
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section
240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section
240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:
The ESOP holds an aggregate of 280,173 shares of Common Stock (12.57% of the outstanding shares). The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts.

The Trustee may be deemed to beneficially own the 280,173 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company:
Not applicable.
ITEM 8	Identification and Classification of Members of the Group:
Not applicable.
ITEM 9	Notice of Dissolution of Group:
Not applicable.

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ITEM 10	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
YONKERS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 14, 2001	By: /s/ Barry Kublin
Community Bank, N.A., as Trustee
Name: Barry Kublin
Title: Trust Officer
Date: February 14, 2001	COMMUNITY BANK, N.A.
By: /s/ Girard H. Mayer
Name: Girard H. Mayer
Title: Trust Officer

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February 14, 2001

Yonkers Financial Corporation
Employee Stock Ownership Plan
6 Executive Plaza
Yonkers, New York 10701

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

COMMUNITY BANK, N.A.

By: /s/ Girard H. Mayer
------------------------------------------------
Name: Girard H. Mayer
Title: Trust Officer

YONKERS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ Barry Kublin
----------------------------------------------
Community Bank, N.A., as Trustee
Name: Barry Kublin
Title: Trust Officer

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